Exhibit 99.E

Triloma EIG Global Energy Term Fund I

August 29, 2016

THIS IS NOTIFICATION OF THE QUARTERLY SHARE REPURCHASE OFFER

FOR THE QUARTER ENDED SEPTEMBER 30, 2016

PLEASE DISREGARD THIS NOTICE IF YOU HAVE NO DESIRE TO SELL

ANY OF YOUR SHARES AT THE NET ASSET VALUE PER SHARE AS OF SEPTEMBER 30, 2016

Dear Shareholder:

We have sent this letter to you to announce the quarterly share repurchase offer by Triloma EIG Global Energy Term Fund I (the “Fund”). The purpose of this Offer (as defined below) is to provide limited liquidity to holders of our common shares by offering to repurchase for cash up to 2.5% of our weighted average number of Shares (as defined herein) outstanding in the prior four calendar quarters (or a portion thereof during the Funds’ first fiscal year) at a price based on the Fund’s net asset value per share on September 30, 2016. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., Eastern Time, on September 23, 2016, unless the offer is extended.

Please read the following pages and the Share Repurchase Package, which includes the Offer to Purchase and other Offer Documents, carefully as they contain important information about the Offer. Requests for the complete Share Repurchase Package may be directed to the Tabulation Agent or Fund as follows:

By Internet	www.proxyvote.com/tender Enter the 16-digit control number from your Direction Form and click the Submit button. OR www.trilomaenergy.com/term

Toll-Free Number	844-229-7674

Overnight Mail	Broadridge Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Regular Mail	Broadridge Attn: Re-Organization Dept. P.O. Box 9116 Farmingdale, NY 11735-9547

If you would like to tender all or a portion of your shares at the Fund’s net asset value per share as of the date of repurchase, you must either complete and return the Investor Direction Form, which is included with this letter, or log in to the Tabulation Agent’s web portal as detailed below:

By Internet

If you wish to use the Internet to provide your directions regarding participation in the Offer, please go to the website www.proxyvote.com/tender, enter the 16-digit control number from your Direction Form (located in the box below next to the arrow) and click on the Submit button. You will then be able to provide your direction regarding participation in the Offer on the following screen.

Return Investor Direction Form by Overnight Delivery to:	Broadridge Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717

Return Investor Direction Form by Mail to:	Broadridge Attn: Re-Organization Dept. P.O. Box 9116 Farmingdale, NY 11735-9547

SHAREHOLDERS MAY CONTACT THEIR FINANCIAL ADVISOR, BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR NOMINEE FOR ASSISTANCE CONCERNING THE OFFER.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated August 29, 2016, and the related Investor Direction Form, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of common shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.

SHARE REPURCHASE TERMS

Triloma EIG Global Energy Term Fund I, a non-diversified, closed-end management investment company (the “Fund,” “we,” “us,” “our”) is offering to purchase up to 771 shares of our issued and outstanding common shares (the “Shares”) upon the terms and subject to the conditions described in the Offer to Purchase dated August 29, 2016 (the “Offer to Purchase”) and the accompanying Investor Direction Form (the “Investor Direction Form,” which together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the “Offer”). The Offer has been approved by our Board of Trustees (the “Board”).

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to other conditions as set forth in the Offer to Purchase. The Offer is for cash, at a price equal to the Fund’s net asset value per share on the date of the repurchase (the “Purchase Price”). The Fund will purchase, at the Purchase Price, all Shares properly tendered and not properly withdrawn prior to the Expiration Date (as defined below), upon the terms and subject to the conditions of the Offer, including the proration provisions (as described in the Offer to Purchase). The Fund intends to purchase Shares validly tendered and not withdrawn in the Offer from (a) cash on hand and (b) cash available from borrowings. Under no circumstances will the Fund pay interest on the Purchase Price for the Shares, regardless of any delay in making payment, nor will you be entitled to distributions on record dates that occur on or after the date that Fund accepts your Shares for purchase.

If the number of Shares duly tendered pursuant to the Offer (and not withdrawn) is greater than the number of Shares we are repurchasing in the Offer, we will repurchase Shares on a pro rata basis, in accordance with the number of Shares duly tendered by or on behalf of each shareholder (and not withdrawn). As a result, we may repurchase less than the full amount of Shares that you want us to repurchase.

The term “Expiration Date” means 5:00 p.m., Eastern Time, on September 23, 2016, unless the Fund, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended, shall expire. As of the date of this letter, the Offer will remain open for shareholders to tender their shares through September 23, 2016.

For purposes of the Offer, the Fund will be deemed to have accepted for payment, and therefore purchased, Shares properly tendered (and not properly withdrawn), only when, and if the Fund gives oral or written notice to Broadridge Corporate Issuer Solutions, Inc., the depositary and tabulation agent for the Offer (the “Tabulation Agent”), of its acceptance of such Shares for payment under the Offer. The Fund will make payment for Shares tendered and accepted for payment under the Offer only after timely receipt by us of: (i) an Investor Direction Form properly completed and bearing original signature(s) and (ii) any other documents required by the Investor Direction Form. Shareholders may be charged a fee by a broker, dealer or other institution for processing the tender requested.

We expressly reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Tabulation Agent and making a public announcement thereof no later than 5:00 p.m. Eastern Time, on the next business day after the Offer otherwise would have expired. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares. The Fund also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. Subject to compliance with applicable law, the Fund further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Fund to have occurred, to amend the Offer in any respect, including, without limitation, by increasing or decreasing the consideration offered. The Fund will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law. Without limiting the manner in which the Fund may choose to make a public announcement, except as required by applicable law (including Rule 13e-4 under the Securities Exchange Act of 1934), the Fund shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PRWeb, Marketwire or another comparable service.

Generally, the receipt of cash from the Fund in exchange for a shareholder’s Shares will be a taxable event for the shareholder for U.S. federal income tax purposes. The receipt of cash for a shareholder’s Shares generally will be treated for U.S. federal income tax purposes either as: (1) a sale or exchange eligible for gain or loss treatment, or (2) a distribution in respect of Shares from the Fund, as described in Section 13 of the Offer to Purchase.

Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date, and, unless previously accepted for payment by the Fund under the Offer, may also be withdrawn at any time after August 29, 2016. For such withdrawal to be effective, an Investor Direction Form providing notice of withdrawal of tendered Shares must be timely received by us via mail, courier, or personal delivery at the address set forth thereon or via the Tabulation Agent’s online portal.

The Fund will determine, in its sole discretion, all questions as to the form and validity of any Investor Direction Form providing notice of withdrawal of previously tendered Shares, including the time of receipt, and such determination will be final and binding, subject to a shareholder’s right to challenge the Fund’s determination in a court of competent jurisdiction. Triloma Energy Advisors, LLC as Administrator for the Fund, will not be under any duty to give notification of any defects or irregularities in any Investor Direction Form providing notice of withdrawal of tendered Shares, or incur any liability for failure to give any such notification.

The purpose of the Offer is to provide limited liquidity to our shareholders, because there is otherwise no public market for the Shares. Under our share repurchase program, we plan to conduct quarterly tender offers for approximately 2.5% of our weighted average number of Shares outstanding in the prior four calendar quarters (or a portion thereof during the Funds’ first fiscal year). We will repurchase tendered Shares at a price based upon our net asset value per Share as of the September 30, 2016. Our repurchase program recognizes that our Shares are not listed on a national securities exchange and have limited liquidity.